LaSalle Global Trust Services

135 S. LaSalle Street, Suite 1625
Chicago, IL 60603
USA

Structured Asset Trust Unit Repackagings (SATURNS)
J.C. Penney Company, Inc. Debenture Backed
Series 2007-1

Revised Date:	05-Sep-08
Payment Date:	03-Mar-08
Prior Payment:	04-Sep-07
Next Payment:	02-Sep-08
Record Date:	27-Feb-08

Administrator:

Kristen Packwood 312.904.4207
kristen.packwood@lasallegts.com

Reporting Package Table of Contents

Analyst:

Roy Hsiao 714.259.6808
yun-lung.hsiao@lasallegts.com

Issue Id:	SAT00701
Monthly Data File Name:	SAT00701_200803_3.ZIP

Closing Date:	1-Mar-2007
First Payment Date:	4-Sep-2007
Rated Final Payment Date:	1-Mar-2097
Determination Date:	3-Mar-2008

Trust Collection Period
9/5/2007 - 3/3/2008

Parties to The Transaction

Depositor: MS Structured Asset Corp
Underwriter: Morgan Stanley & Co. Incorporated

Rating Agency: Moody's Investors Service/Standard & Poor's Rating Services

Information is available for this issue from the following sources

LaSalle Global Trust Services Web Site	www.etrustee.net
LaSalle Global Trust Services Web Site Factor Line	800.246.5761

LaSalle Global Trust Services

Structured Asset Trust Unit Repackagings (SATURNS)
J.C. Penney Company, Inc. Debenture Backed
Series 2007-1

Revised Date:	05-Sep-08
Payment Date:	03-Mar-08
Prior Payment:	04-Sep-07
Next Payment:	02-Sep-08
Record Date:	27-Feb-08

Grantor Trust

Class CUSIP	Original Face Value (1)	Opening Balance Per $ 1000	Principal Payment Per $ 1000	Principal Adj. or Loss Per $ 1000	Negative Amortization Per $ 1000	Closing Balance Per $ 1000	Interest Payment (2) Per $ 1000	Interest Adjustment Per $ 1000	Pass-Through Rate Next Rate(3)
A 80412E202	54,500,000.00	54,500,000.00 1000.000000000	0.00 0.000000000	0.00 0.000000000	0.00 0.000000000	54,500,000.00 1000.000000000	1,907,500.00 35.000000000	0.00 0.000000000	7.0000000000% Fixed
B 80412EAA1	3,690,000.00 N	3,690,000.00 1000.000000000	0.00 0.000000000	0.00 0.000000000	0.00 0.000000000	3,690,000.00 1000.000000000	164,813.00 44.664769648	0.00 0.000000000	0.0000000000%
Total	54,500,000.00	54,500,000.00	0.00	0.00	0.00	54,500,000.00	2,072,313.00	0.00	

Total P&I Payment	2,072,313.00

*Notes: (1) N denotes notional balance not included in total (2) Accrued Interest Plus/Minus Interest Adjustment Minus Deferred Interest equals Interest Payment (3) Estimated. * Denotes Controlling Class*

Structured Asset Trust Unit Repackagings (SATURNS)
J.C. Penney Company, Inc. Debenture Backed
Series 2007-1

Revised Date:	05-Sep-08
Payment Date:	03-Mar-08
Prior Payment:	04-Sep-07
Next Payment:	02-Sep-08
Record Date:	27-Feb-08

Cash Reconciliation Summary

Interest Summary	
Current Scheduled Interest	2,077,813.10
Less Deferred Interest	0.00
Less PPIS Reducing Scheduled Int	0.00
Plus Gross Advance Interest	0.00
Less ASER Interest Adv Reduction	0.00
Interest Not Advanced (Current Period)	0.00
Less Other Adjustment	0.00
Total	2,077,813.10
Unscheduled Interest:	
PPY/YM Penalties (+)	0.00
Other Interest Proceeds (+)	0.00
Retained Interest (-)	0.00
Total	0.00
Less Fee Paid To Servicer	0.00
Less Fee Strips Paid by Servicer	0.00
Less Fees & Expenses Paid By/To Servicer	
Special Servicing Fees	0.00
Workout Fees	0.00
Liquidation Fees	0.00
Interest Due Serv on Advances	0.00
Recoup of Prior Advances	0.00
Misc. Fees & Expenses	0.00
	0.00
Total Unscheduled Fees & Expenses	0.00
Total Interest Due Trust	2,077,813.10
Less Fees & Expenses Paid By/To Trust	
Trustee Fee	(5,500.00)
Fee Strips	0.00
Misc. Fees	0.00
Total	(5,500.00)
Total Interest Due Certs	2,072,313.10

Principal Summary	
Scheduled Principal:	
Current Scheduled Principal	0.00
Advanced Scheduled Principal	0.00
Scheduled Principal	0.00
Unscheduled Principal:	
Curtailments	0.00
Prepayments in Full	0.00
Liquidation Proceeds	0.00
Repurchase Proceeds	0.00
Other Principal Proceeds	0.00
Total Unscheduled Principal	0.00
Remittance Principal	0.00
Remittance P&I Due Trust	2,077,813.10
Remittance P&I Due Certs	2,072,313.10

Pool Balance Summary	Balance	Count
Beginning Pool	58,190,000.00	2
Scheduled Principal	0.00	0
Unscheduled Principal	0.00	0
Deferred Interest	0.00	
Liquidations	0.00	0
Repurchases	0.00	0
Ending Pool	58,190,000.00	2

Servicing Fee Summary	
Current Servicing Fees	0.00
Plus Fees Advanced for PPIS	0.00
Less Reduction for PPIS	0.00
Plus Delinquent Servicing Fees	0.00
Total Servicing Fees	0.00

PPIS Summary	
Gross PPIS	0.00
Reduced by PPIE	0.00
Reduced by Shortfalls in Fees	0.00
Reduced by Other Amounts	0.00
PPIS Reducing Scheduled Interest	0.00
PPIS Reducing Servicing Fee	0.00
PPIS Due Certificate	0.00

Advance Summary (Advance Made by Servicer)	Principal	Interest
Prior Outstanding	0.00	0.00
Plus Current Period	0.00	0.00
Less Recovered	0.00	0.00
Less Non Recovered	0.00	0.00
Ending Outstanding	0.00	0.00

Structured Asset Trust Unit Repackagings (SATURNS)
J.C. Penney Company, Inc. Debenture Backed
Series 2007-1

Revised Date: 05-Sep-08
Payment Date: 03-Mar-08
Prior Payment: 04-Sep-07
Next Payment: 02-Sep-08
Record Date: 27-Feb-08

Bond Interest Reconciliation Detail

Class	Accrual Method	Days	Opening Balance	Pass-Through Rate	Accrued Certificate Interest	Total Interest Additions	Total Interest Deductions	Distributable Certificate Interest	Interest Payment Amount	Current Period Shortfall Recovery	Remaining Outstanding Interest Shorfalls	Credit Support Original	Credit Support Current (1)
A	30/360	180	54,500,000.00	7.0000000000%	1,907,500.00	0.00	0.00	1,907,500.00	1,907,500.00	0.00	0.00	NA	NA
B	30/360		3,690,000.00	0.0000000000%	164,813.00	0.00	0.00	164,813.00	164,813.00	0.00	0.00	NA	NA
					2,072,313.00	0.00	0.00	2,072,313.00	2,072,313.00	0.00	0.00		

(1) Determined as follows: (A) the ending balance of all the classes less (B) the sum of (i) the ending balance of the class and (ii) the ending balance of all classes which are not subordinate to the class divided by (A).

LaSalle Global Trust Services

Structured Asset Trust Unit Repackagings (SATURNS)
J.C. Penney Company, Inc. Debenture Backed
Series 2007-1

Revised Date:	05-Sep-08
Payment Date:	03-Mar-08
Prior Payment:	04-Sep-07
Next Payment:	02-Sep-08
Record Date:	27-Feb-08

Bond Interest Reconciliation Detail

Class	Prior Interest Due Date	Current Interest Due Date	Additions					Deductions			Distributable Certificate Interest	Interest Payment Amount
			Prior Interest Shortfall Due	Interest Accrual on Prior Shortfall	Prepayment Premiums	Yield Maintenance	Other Interest Proceeds (1)	Allocable PPIS	Deferred & Accretion Interest	Interest Loss Expense		
A	3-Sep-2007	1-Mar-2008	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,907,500.00	1,907,500.00
B	3-Sep-2007	1-Mar-2008	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	164,813.00	164,813.00
			0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2,072,313.00	2,072,313.00

(1) Other Interest Proceeds are additional interest amounts specifically allocated to the bond(s) and used in determining the Bondholder's Distributable Interest.

Structured Asset Trust Unit Repackagings (SATURNS)
J.C. Penney Company, Inc. Debenture Backed
Series 2007-1

Revised Date:	05-Sep-08
Payment Date:	03-Mar-08
Prior Payment:	04-Sep-07
Next Payment:	02-Sep-08
Record Date:	27-Feb-08

Rating Information

Class	CUSIP	Original Ratings			Rating Change/Change Date(1)		
		Fitch	Moody's	S&P	Fitch	Moody's	S&P
A	80412E202	NR	Baa3	BBB-			
B	80412EAA1	NR	Baa3	BBB-			

NR - Designates that the class was not rated by the rating agency.

(1) Changed ratings provided on this report are based on information provided by the applicable rating agency via electronic transmission. It shall be understood that this transmission will generally have been provided to LaSalle within 30 days of the payment date listed on this statement. Because ratings may have changed during the 30 day window, or may not be being provided by the rating agency in an electronic format and therefore not being updated on this report, LaSalle recommends that investors obtain current rating information directly from the rating agency.

LaSalle Global Trust Services

Structured Asset Trust Unit Repackagings (SATURNS)
J.C. Penney Company, Inc. Debenture Backed
Series 2007-1

Revised Date:	05-Sep-08
Payment Date:	03-Mar-08
Prior Payment:	04-Sep-07
Next Payment:	02-Sep-08
Record Date:	27-Feb-08

Realized Loss Detail

Period	Disclosure Control #	Appraisal Date	Appraisal Value	Beginning Scheduled Balance	Gross Proceeds	Gross Proceeds as a % of Sched. Balance	Aggregate Liquidation Expenses *	Net Liquidation Proceeds	Net Proceeds as a % of Sched. Balance	Realized Loss
Current Total										
Cumulative										

* Aggregate liquidation expenses also include outstanding P&I advances and unpaid servicing fees, unpaid trustee fees, etc..

LaSalle Global Trust Services

Structured Asset Trust Unit Repackagings (SATURNS)
J.C. Penney Company, Inc. Debenture Backed
Series 2007-1

Revised Date: 05-Sep-08
Payment Date: 03-Mar-08
Prior Payment: 04-Sep-07
Next Payment: 02-Sep-08
Record Date: 27-Feb-08

Other Related Information

Swap Information

Swap Recipients	Swap Amount Received	Next Swap Rate